Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
November 3, 2005
Extendicare Inc. Announces Third Quarter Results

•	Q3 health care earnings of $0.31 per diluted share
•	U.S. operations EBITDA margin of 15.2%
•	U.S. Medicare census of 17.7%
•	U.S. nursing home occupancy of 92.8%
•	Interim actuarial review confirms adequacy of liability reserves

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) today reported 2005 third quarter earnings from continuing operations of $29.9 million ($0.44 per diluted Subordinate Voting Share) compared to $21.0 million ($0.30 per diluted Subordinate Voting Share) in the 2004 third quarter. Earnings from continuing health care operations, prior to the undernoted items, declined to $21.6 million ($0.31 per diluted share) from $24.7 million ($0.35 per diluted share) in the 2004 third quarter.

The following table outlines the components of the Company’s net earnings for the third quarter period, ended September 30, 2005 and 2004.
	Three months ended September 30
Components of Earnings (Loss) from Continuing Operations(1)	2005		2004
	After	Diluted	After	Diluted
(thousands of Canadian dollars except per share amounts)	-tax	EPS(2)	-tax	EPS(2)
Continuing health care operations before undernoted (1)	21,577	$0.31	24,691	$0.35
Valuation adjustment on interest rate caps	89	–	(1,592)	(0.03)
Gain (loss) from asset disposals, impairment and other items	7,474	0.10	(3,141)	(0.04)
	29,140	$0.41	19,958	$0.28
Share of equity accounted earnings	764	0.01	1,083	0.02
Earnings from continuing operations	29,904	$0.42	21,041	$0.30
(1) Refer to discussion of non-GAAP measures.
(2) Diluted earnings per common share prior to the Subordinate Voting Share preferential dividend.

Diluted Earnings per Share from Continuing Operations (3)		Q3/05		Q3/04
Subordinate Voting Share		$0.44		$0.30
Multiple Voting Share		$0.41		$0.30
(3) After giving effect to the Subordinate Voting Share preferential dividend of $0.025 in Q3/05, and nil in Q3/04.

“At 15.2%, Extendicare’s U.S. operations continue to post industry leading EBITDA margins among its publicly traded peers,” said Mel Rhinelander, Extendicare Inc.’s President and Chief Executive Officer. “We have been able to achieve this despite experiencing seasonality in our U.S. operations through the summer months, as hospitals tend to perform fewer elective surgeries which affects our admissions of short-term stay patients.”

Extendicare today is pleased to announce the appointments of Philip Small as President of Extendicare Health Services, Inc. (EHSI) and Ms. Laurie Bebo as President of Assisted Living Concepts, Inc. (ALC). Mr. Small was previously Executive Vice-President and Chief Operating Officer of EHSI, and Ms. Bebo was formerly Senior Vice-President of EHSI. “Mr. Small is a seasoned operator with over 20 years experience in the U.S. senior care industry demonstrating both leadership and a strong commitment towards helping the Company achieve its growth objectives.

Ms. Bebo has been largely responsible for the successful integration and performance of ALC since its acquisition by EHSI in January of 2005,” added Mr. Rhinelander.

In the 2005 third quarter, management commenced plans to dispose of three underperforming nursing facilities in Minnesota and a leased facility in Wisconsin. Also in the third quarter, EHSI sold six leased facilities. As a result of these activities, the Company has reported the results of these operations as discontinued, and reclassified the property and equipment of the facilities to be sold, as assets held for sale.

EHSI’s average daily Medicare patient census on a same-facility basis increased 8.0% to 2,210 in the 2005 third quarter compared to 2,046 in the 2004 third quarter, although it declined from the 2005 second quarter of 2,411. As a percent of same-facility nursing home census, Medicare patients represented 17.7% in the 2005 third quarter compared to 16.4% in the 2004 third quarter. Nursing home occupancy, on a same-facility basis, increased during the 2005 third quarter to 92.8% from 92.6% in the 2004 third quarter, and was relatively unchanged from the 2005 second quarter.

Extendicare’s acquisition of ALC is continuing to perform well. For the 2005 third quarter, ALC contributed revenue of $56.4 million (US$46.8 million) and EBITDA of $12.9 million (US$10.7 million), which is a moderate improvement over the 2005 second quarter.

During the third quarter, Extendicare completed an interim independent actuarial review, which resulted in a US$1.0 million reversal of its accrual for resident care liabilities.

Quarters ended September 30, 2005 and September 30, 2004 - Continuing Operations
Extendicare’s earnings from continuing operations for the 2005 third quarter were $29.9 million ($0.44 per diluted Subordinate Voting Share) compared to $21.0 million ($0.30 per diluted Subordinate Voting Share) in the 2004 third quarter. Earnings from continuing U.S. operations improved by $8.2 million, but were impacted by gains and losses on assets. Results of the U.S. operations for the 2005 third quarter included an after-tax gain of $6.6 million compared to an after-tax loss of $5.3 million in the 2004 third quarter, relating to the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings from U.S. operations declined by $3.7 million because of fewer favourable prior period revenue settlement adjustments of pre-tax $0.1 million in the 2005 third quarter compared to $6.1 million in the 2004 third quarter. The U.S. operations did see improvement over the prior year period primarily as a result of the acquisition of ALC, but were negatively impacted by the stronger Canadian dollar. Earnings from continuing Canadian operations increased by $1.0 million, and included after-tax gains related to asset disposals of $0.9 million in the 2005 third quarter and $0.6 million in the 2004 third quarter.

Revenue from continuing operations grew by 11.5% to $487.8 million in the 2005 third quarter in comparison to the 2004 third quarter. Excluding new and disposed facilities, revenue on a same-facility basis declined by $6.8 million. However, this was due to the stronger Canadian dollar, which negatively impacted revenue by $26.6 million. Excluding the effects of the stronger Canadian dollar, same-facility revenue grew $19.8 million, or 4.6%, and was impacted by a number of items which are discussed below.

U.S. operations revenue on a same-facility basis grew by $14.9 million (US$11.4 million, or 4.9% in its functional currency). Excluding the impact of prior period settlement adjustments, this revenue grew $20.8 million (US$15.9 million, or 6.9%), and benefited from a 5.8% increase in average nursing home rates and an 8.0% increase in Medicare patients served, partially offset by a lower number of private-pay residents per day.

Revenue from Canadian operations on a same-facility basis grew $4.9 million, or 4.0%, over the 2004 third quarter. The majority of this improvement related to nursing home funding increases, most of which was flow-through funding to enhance resident care.

EBITDA increased 5.0% to $67.5 million in the 2005 third quarter from $64.3 million in the 2004 third quarter, and as a percent of revenue was 13.8% compared to 14.7% in the 2004 third quarter. EBITDA on a same-facility basis, and excluding prior period revenue adjustments and the reversal of resident care liability reserves, declined by $5.8 million to $51.8 million compared to $57.6 million in the 2004 third quarter, and as a percent of revenue was 12.2% compared to 13.5%. Approximately $3.8 million of this decline was due to the negative impact of the stronger Canadian dollar, with the remainder due to lower earnings of the U.S. operations, with funding and resident census improvements falling short of the rise in operating costs.

The increases in depreciation, amortization and net interest costs for the 2005 third quarter over the 2004 third quarter were primarily due to the acquisition of ALC.

Earnings Comparison of 2005 Third Quarter to 2005 Second Quarter
In comparison to the 2005 second quarter, the 2005 third quarter earnings from continuing operations were unchanged at $29.9 million. Earnings from continuing U.S. operations declined by $0.3 million. Results of the U.S. operations for the 2005 third quarter included an after-tax gain of $6.6 million compared to an after-tax loss of $0.2 million in the 2005 second quarter for the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings from U.S. operations declined by $7.1 million due to prior period revenue and provider tax adjustments, a decline in Medicare census and wage rate increases. The 2005 second quarter U.S. results included prior period settlement adjustments of pre-tax $6.0 million compared to $0.1 million in the 2005 third quarter. Results of the Canadian operations improved by $1.2 million primarily due to an after-tax gain of $0.9 million on the sale of assets in the 2005 third quarter. The remaining decline of $0.9 million from continuing operations related to the Company’s share of equity accounted earnings.

Nine Months ended September 30, 2005 and September 30, 2004 - Continuing Operations
Extendicare’s earnings from continuing operations for the first nine months of 2005 were $79.0 million ($1.14 per diluted Subordinate Voting Share) compared to $68.2 million ($0.97 per diluted Subordinate Voting Share) in the same 2004 period. Earnings from continuing U.S. operations improved by $24.7 million, but were impacted by gains and losses on assets. Results of the U.S. operations for the 2005 period included an after-tax gain of $5.5 million compared to an after-tax loss of $13.0 million in the same 2004 period, relating to the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings from U.S. operations improved by $6.2 million due to the contribution from the acquisition of ALC, improved resident occupancy and the increase in number of Medicare residents served, partially offset by the negative impact of the stronger Canadian dollar. Results of the Canadian operations included an after-tax gain of $0.9 million on the sale of assets in the first nine months of 2005, compared to $15.1 million in the same 2004 period. Excluding these items, earnings from continuing Canadian operations improved by $1.4 million.

Revenue from continuing operations increased $192.9 million, or 15.0%, to $1,481.3 million in the first nine months of 2005 compared to the same 2004 period. ALC contributed revenue of $149.9 million (US$122.5 million) to the improvement. Excluding ALC and the net impact of other new and disposed facilities, revenue on a same-facility basis grew $41.6 million, or 3.3%. Prior to a negative $79.3 million impact from a stronger Canadian dollar, same-facility revenue grew $120.9 million, or 9.5%. The majority of this resulted from growth in U.S. operations same-facility revenue of $109.5 million (US$82.4 million, or 12.1% in its functional currency). Favourable settlement adjustments of $33.0 million (US$26.9 million) were realized in the first nine months of 2005 compared to $4.4 million (US$3.3 million) in the same 2004 period. Excluding these prior period adjustments, revenue from U.S. operations grew by $78.1 million (US$58.8 million, or 8.7%), and benefited from a 7.5% increase in average nursing home rates and a 12.1% increase in Medicare patients served.

EBITDA increased 19.4% to $207.7 million in the first nine months of 2005 from $173.9 million in the same 2004 period, and as a percent of revenue increased to 14.0% from 13.5%. ALC contributed $33.3 million (US$27.2 million) to EBITDA in the first nine months of 2005. EBITDA on a same-facility basis, and excluding prior period revenue and provider tax settlement adjustments and the reversal of resident care liability reserves, declined by $7.0 million to $160.4 million from $167.4 million in the same 2004 period, and as a percent of revenue was 12.6% compared to 13.2%, respectively. Prior to a $10.7 million negative impact from the stronger Canadian dollar, EBITDA improved by $3.7 million, of which $3.4 million was from improvements in U.S. operations.

Net interest costs for the first nine months of 2005 were up $11.9 million from the same 2004 period. Excluding the impact of a favourable $1.5 million change due to the stronger Canadian dollar, these costs increased $13.4 million between periods. The 2004 results included non-recurring interest income associated with the settlement of notes receivable of $3.5 million. The remaining increase of $9.9 million was primarily due to the ALC acquisition, partially offset by a decline in other debt.

Cash flow from operations was $89.1 million for the first nine months of 2005 compared to $108.8 million in the same 2004 period. The 2004 results included a cash dividend from Crown Life Insurance Company of $15.6 million. The improvement in earnings was partially offset by changes in working capital items, primarily due to a higher balance of accounts receivable resulting from increases in Medicaid funding and the higher number of residents served.

Discontinued Operations
Discontinued operations represents three U.S. owned and operated nursing facilities and seven U.S. nursing facilities that were leased to and operated by a third party. During the third quarter, EHSI sold six of these leased facilities for net proceeds of $11.2 million, and has designated the remaining four as held for sale. The loss from discontinued operations was $0.9 million in the 2005 third quarter compared to a loss of $1.4 million in the 2004 third quarter. The 2005 third quarter included a pre-tax $2.4 million impairment charge to fair value the remaining assets, and a pre-tax gain of $4.0 million on the sale of six leased facilities, with no such items in the 2004 third quarter. For the nine months ended September 30, 2005, the loss from discontinued operations was $6.6 million compared to a loss of $1.9 million in the same 2004 period. The 2005 results included a pre-tax impairment charge of $9.5 million and a pre-tax gain of $4.0 million on the sale of assets, with no such items in the same 2004 period.

Other Items
During the third quarter of 2005, the Company recognized a pre-tax gain of $11.9 million ($0.10 per diluted share). This related primarily to the previously announced receipt by EHSI of 164,000 shares of Omnicare, Inc. in exchange for a warrant, which was accounted for at the fair market value of the shares. As the Company’s carrying value of the warrant had been written down to nil in 2004, this transaction resulted in a gain of $10.8 million. In addition, the Company sold 50,000 of its 125,000 shares of Omnicare already held resulting in a further $0.9 million gain in the quarter. An additional gain of $0.2 million was realized on the sale of miscellaneous assets in the quarter. The Company has 239,000 shares of Omnicare remaining at September 30, 2005, with a carrying value of $13.9 million.

In the 2005 third quarter, EHSI entered into a purchase and sale agreement to acquire a 126-bed nursing facility in Pennsylvania for US$7.8 million in cash. The acquisition is anticipated to close in December 2005.

Under the terms of its November 29, 2004 Normal Course Issuer Bid, which expires on November 28, 2005, the Company has purchased to date for cancellation 892,700 Subordinate Voting and Multiple Voting shares at an average cost per share of $16.89, of which 664,100 were acquired in 2005 at an average cost per share of $17.33. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 29, 2005, for just less than 5% of each of the Company’s outstanding Subordinate Voting, Multiple Voting and Class II Preferred, Series 1 shares.

At their meeting today, the Directors declared a monthly dividend of $0.079 per share on Extendicare’s Class II Preferred Shares, Series 1, payable on December 15, 2005 to shareholders of record on November 30, 2005.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 442 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

In a separate news release issued today, Extendicare Inc. announced the 2005 third quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On November 4, 2005, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the third quarter. The call will be webcast live, and archived, in the investor information section of Extendicare’s website at www.extendicare.com. Alternatively, the call in number is 1-866-540-8136 or 416-340-8010. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on November 18, 2005. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3165207. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

The attached statements reflect certain reclassifications to the prior period figures to conform to the 2005 presentation.

Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately, and excludes them from EBITDA, because such items are transitional in nature, and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, or as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and in making financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.

The Company has also reported separately a “prior year tax benefit” in the fourth quarter of 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period. In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the successful integration of Assisted Living Concepts, Inc.; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

(thousands of Canadian dollars except per share amounts)	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
Revenue
Nursing and assisted living centres
United States	346,216	299,736	1,063,971	878,645
Canada	96,555	92,289	281,609	272,655
Outpatient therapy – U.S.	3,467	3,722	10,422	11,316
Home health – Canada	31,787	31,915	94,210	95,868
Other	9,769	9,709	31,104	29,870
	487,794	437,371	1,481,316	1,288,354
Operating and administrative costs	412,191	369,086	1,250,632	1,102,153
Lease costs	8,053	3,976	22,979	12,309

EBITDA (1)	67,550	64,309	207,705	173,892
Depreciation and amortization	17,527	13,548	50,179	41,143
Interest, net	15,876	11,258	45,788	33,871
Valuation adjustment on interest rate caps	(146)	2,613	2,599	8,478
Loss (gain) from asset disposals, impairment
and other items	(11,918)	5,399	(12,911)	(2,857)

Earnings before income taxes	46,211	31,491	122,050	93,257
Income taxes
Current	17,612	14,958	41,485	47,472
Future (benefit)	(541)	(3,425)	4,638	(18,249)
	17,071	11,533	46,123	29,223

Earnings from health care continuing operations	29,140	19,958	75,927	64,034
Share of equity accounted earnings	764	1,083	3,053	4,119
Earnings from continuing operations	29,904	21,041	78,980	68,153
Discontinued operations, net of income taxes	(928)	(1,429)	(6,598)	(1,860)
Net earnings	28,976	19,612	72,382	66,293

Earnings per Subordinate Voting Share ($)
Basic
Earnings from continuing operations	0.44	0.31	1.16	0.99
Net earnings	0.43	0.29	1.06	0.96
Diluted
Earnings from continuing operations	0.44	0.30	1.14	0.97
Net earnings	0.42	0.28	1.05	0.94
Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	0.41	0.31	1.08	0.99
Net earnings	0.40	0.29	0.98	0.96
Diluted
Earnings from continuing operations	0.41	0.30	1.06	0.97
Net earnings	0.39	0.28	0.97	0.94
(1) Refer to discussion on non-GAAP measures.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

(thousands of Canadian dollars)	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Cash provided by (used in) operations
Net earnings	28,976	19,612	72,382	66,293
Adjustments for:
Depreciation and amortization	17,835	14,142	51,458	42,964
Provision for self-insured liabilities	2,951	3,706	10,694	11,218
Payments for self-insured liabilities	(4,199)	(12,827)	(14,164)	(21,365)
Future income taxes	(1,483)	(3,425)	822	(18,249)
Valuation adjustment on interest rate caps	(146)	2,613	2,599	8,478
Loss (gain) from asset disposals, impairment and
other items	(13,478)	5,399	(7,402)	(2,857)
Undistributed share of equity accounted earnings,
net of dividends received	(764)	(1,083)	(3,053)	11,473
Other	(217)	597	(477)	1,658
	29,475	28,734	112,859	99,613
Net change in operating working capital, excluding cash
Accounts receivable	12,569	(2,654)	(23,083)	7,417
Inventories, supplies and prepaid expenses	1,948	824	(5,647)	(4,777)
Accounts payable and accrued liabilities	(12,277)	(5,217)	3,774	(7,609)
Income taxes	6,053	1,741	1,188	14,135

	37,768	23,428	89,091	108,779
Cash provided by (used in) investment activities
Property and equipment	(20,577)	(13,980)	(56,777)	(47,640)
Acquisitions, net of cash acquired	–	–	(181,315)	(8,750)
Net proceeds from dispositions	11,175	10,393	11,175	42,496
Other assets	10,085	(2,770)	14,420	24,863
	683	(6,357)	(212,497)	10,969
Cash provided by (used in) financing activities
Issue of long-term debt	27,747	–	104,748	170,480
Repayment of long-term debt	(45,541)	(16,866)	(73,393)	(281,029)
Decrease in investments held for self-insured
liabilities	540	103	8,426	5,150
Purchase of shares for cancellation	(132)	(1,813)	(11,717)	(3,565)
Financing costs	(1,156)	4	(1,310)	(16,293)
Dividends paid	(3,304)	(132)	(6,798)	(482)
Other	6,053	576	11,387	4,023
	(15,793)	(18,128)	31,343	(121,716)
Foreign exchange loss on cash held in
foreign currency	(1,739)	(2,391)	(834)	(423)
Increase (decrease) in cash and cash equivalents	20,919	(3,448)	(92,897)	(2,391)
Cash and cash equivalents at beginning of period	42,377	75,903	156,193	74,846

Cash and cash equivalents at end of period	63,296	72,455	63,296	72,455

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	September 30	December 31
(thousands of Canadian dollars)	2005	2004
Assets
Current assets
Cash and short-term investments	63,296	156,193
Marketable securities (market value $15,625)	13,913	-
Accounts receivable	168,055	140,761
Income taxes recoverable	994	2,916
Future income taxes	17,915	19,296
Inventories, supplies and prepaid expenses	26,421	13,312
	290,594	332,478
Property and equipment	1,093,602	767,401
Assets held for sale	1,603	-
Goodwill and other intangible assets	95,422	89,683
Other assets	139,793	168,238
	1,621,014	1,357,800
Equity accounted investments	71,684	68,531
	1,692,698	1,426,331
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	31,073	30,611
Accrued liabilities	207,526	184,235
Accrual for self-insured liabilities	22,673	30,050
Current maturities of long-term debt	34,611	7,251
	295,883	252,147
Accrual for self-insured liabilities	51,050	48,487
Long-term debt	790,286	613,651
Other long-term liabilities	46,190	34,879
Future income taxes	16,149	20,180
	1,199,558	969,344
Share capital and contributed surplus	312,468	312,707
Retained earnings	205,871	151,903
Foreign currency translation adjustment account	(25,199)	(7,623)
	1,692,698	1,426,331

Closing US/Cdn. dollar exchange rate	1.1627	1.2020

EXTENDICARE INC.
Financial and Operating Statistics

(dollar amounts in Canadian dollars, unless otherwise noted)	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Revenue (millions)
United States	$357.6	$311.5	$1,099.0	$914.7
Canada	130.2	125.9	382.3	373.7
	$487.8	$437.4	$1,481.3	$1,288.4
EBITDA (millions)
United States	$54.5	$51.6	$172.3	$140.1
Canada	13.0	12.7	35.4	33.8
	$67.5	$64.3	$207.7	$173.9
Health Care Earnings from Continuing Operations (millions)
United States	$24.2	$16.0	$65.0	$40.3
Canada	4.9	3.9	10.9	23.7
	$29.1	$19.9	$75.9	$64.0
Health Care Net Earnings (millions)
United States	$23.3	$14.6	$58.4	$38.4
Canada	4.9	3.9	10.9	23.7
	$28.2	$18.5	$69.3	$62.2(1)
Components of Diluted Earnings (Loss) per Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted and after preferred
share dividends	$0.31	$0.35	$0.99	$0.88
Valuation adjustment on interest rate caps	–	(0.03)	(0.02)	(0.08)
Gain (loss) from asset disposals, impairment and other items	0.10	(0.04)	0.11	0.11
Share of equity accounted earnings	0.01	0.02	0.04	0.06
Earnings from continuing operations	0.42	0.30	1.12	0.97
Discontinued operations, net of income taxes	(0.01)	(0.02)	(0.09)	(0.03)
Net earnings	$0.41	$0.28	$1.03	$0.94
Diluted Earnings per Share from Continuing Operations
Subordinate Voting Share	$0.44	$0.30	$1.14	$0.97
Multiple Voting Share	$0.41	$0.30	$1.06	$0.97

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	33.1%	31.1%	33.6%	32.4%
Private/other	15.6	17.2	14.9	17.5
Medicaid	51.3	51.7	51.5	50.1
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,210	2,046	2,340	2,087
Private/other	1,942	2,102	1,948	2,080
Medicaid	8,315	8,302	8,239	8,185
	12,467	12,450	12,527	12,352
Average Revenue per Resident Day by Payor Source
(excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$379.06	$356.66	$373.52	$354.56
Private/other	196.80	191.54	197.29	190.50
Medicaid	148.52	139.60	148.40	138.03
Medicare Part A only	344.65	322.99	342.17	323.10
U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	92.8%	92.6%	93.1%	91.9%
Assisted living facilities	83.1	82.8	83.5	84.9
Combined U.S. nursing and assisted living facilities	91.7	91.6	92.1	91.2
Canadian facilities average occupancy (same-facility basis)	98.0	97.9	97.7	97.4
Extendicare Inc. total average occupancy (same-facility basis)	93.8	93.7	93.9	93.2
Average US/Cdn. dollar exchange rate	1.2016	1.3074	1.2240	1.3280
(1) Does not add due to rounding.